

08027557

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48609

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/07__ AND ENDING __12/31/07__
MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Government Perspectives, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Tolan Way
(No. and Street)

Lafayette, CA   94549
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard A. Williams   (925) 283-2456
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price, Scott B.
(Name – if individual, state last, first, middle name)

417 Montgomery Street, Suite 910 San Francisco, CA   94104
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 2 8 2008

Washington, DC
101

PROCESSED
MAR 2 0 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, ___Richard A. Williams_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Government Perspectives, LLC_____, as of ___December 31_____, 20 _07_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

MEMBER

Title

_Aileen M. Ames_____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Certified Public Accountants

SCOTT B. PRICE & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Member
Government Perspectives, LLC
(A Limited Liability Company)

We have audited the accompanying statement of financial condition of Government Perspectives, LLC (A Limited Liability Company) as of December 31, 2007 and the related statements of income, member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Government Perspectives, LLC as of December 31, 2007 and the results of its operations and its cash flows for the year then ended, in conformity with U. S. generally accepted accounting principles.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 10-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott B. Price
Certified Public Accountant
San Francisco, California

February 19, 2008

417 Montgomery Street
Suite 910
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

www.scottbpricecpa.com

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

CONTENTS

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Current assets		
Cash and cash equivalents	$	400,433
Restricted cash		500,000
Commissions receivable		3,289
Prepaid expenses		13,009
Total current assets		916,731
Fixed assets		
Furniture, fixtures and equipment		6,013
Less: accumulated depreciation and amortization		(4,806)
Fixed assets, net		1,207
Total assets	$	917,938

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable	$	197,891
Total liabilities		197,891
Member's equity		720,047
Total liabilities and member's equity	$	917,938

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2007

Revenue	
Commission revenue, net of clearance fees	$ 1,857,630
Treasury bill gains	28,747
Total revenue	1,886,377
Operating expenses	
Commissions	1,547,832
Information services	49,760
Rent	36,111
Salaries	33,592
Dues and subscriptions	31,334
Professional fees	29,008
Regulatory fees	8,075
Taxes and licenses	7,491
Pension contributions	6,718
Telephone	3,931
Travel	3,133
Payroll taxes	2,909
Storage	2,208
Insurance and bonds	2,134
Office supplies and postage	2,098
Fail/Other fees	702
Maintenance and repair	560
Donations	200
Depreciation	190
Total operating expenses	1,767,986
Income from operations	118,391
Other income	
Interest expense	877
NASD refund	35,000
Gain on disposal of fixed assets	1,000
Total other income	36,877
Net Income	$ 155,268

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

4

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

Beginning balance	$	675,671
Net income		155,268
Distributions		(110,892)
Ending balance	$	720,047

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	155,268
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation expense		190
Gain on disposal of fixed assets		(1,000)
Change in assets and liabilities:		
(Increase)/decrease in assets:		
Commissions and other receivable		100,425
Security deposits		3,733
Prepaid expenses		4,169
Increase/(decrease) in liabilities:		
Accounts payable		76,966
Net cash provided by operating activities		339,751
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of fixed assets		(1,396)
Proceeds from the sale of assets		1,000
Net cash used for investing activities		(396)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member		(110,892)
Net cash used for financing activities		(110,892)
Net increase in cash and cash equivalents		228,463
Cash and cash equivalents at beginning of year		171,970
Cash and cash equivalents at end of year	$	400,433

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for taxes	$	6,800

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

1 - THE COMPANY

The Company was formed on July 20, 1995 as a California limited liability. The Company's primary activity is to conduct business as a general securities broker-dealer under a fully disclosed agreement with Fortis Investment Services, LLC. Under the Fortis clearing agreement, Fortis acts as principal in all transactions arranged by the Company. The Company solicits purchase and sales orders from Fortis authorized customers and earns revenue from the execution of the orders. These services are offered on an international basis.

On November 17, 1995 the Company became registered as a general securities broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934. On November 28, 1995 the Company was granted a broker-dealer certificate by the California Department of Corporations. On November 17, 1995, the Company became a member of the National Association of Securities Dealers, Inc. as a general securities broker-dealer.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any company obligations.

The Company maintains its cash in bank deposit accounts, which at times may exceed insured limits. The company has not experienced any losses in such accounts.

Furniture, Equipment and Improvements

Furniture, equipment and improvements are valued at cost. Depreciation is calculated on a straight-line basis using an estimated useful life of five to seven years.

Accounts Receivable

No allowance has been provided for uncollectible accounts. Management has evaluated the accounts and believes all are collectible.

7

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions

Commissions and related clearing expense are recorded on a trade-date basis as securities transactions occur.

Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Income Taxes

The Company is a limited liability company which has elected to be taxed as a partnership. Members are taxed individually on their share of the Company's earnings. Therefore, no provision or liability for income taxes has been provided for in these financial statements.

3 - RESTRICTED CASH

Pursuant to the Fortis clearing agreement, the Company is required to have a collateral account having a market value of $500,000.

4 - RETIREMENT PLAN

The Company contributes 20% of eligible employees' compensation to a SEP IRA plan up to a maximum of $44,000. The 2007 contribution totaled $6,718.

5 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $704,027, which was $604,027 in excess of its required net capital of $100,000. The Company's net capital ratio was 3.6 to1.

6 - **LEASE COMMITMENTS**

The Company's office lease expired on October 31, 2007. On Nov. 1, 2007 the Company relocated to the personal residence of Richard Williams, owner. The Company will continue to operate out of Mr. Williams' residence on a month-to-month basis. Rent expense for 2007 was $36,111.

7 - **CASH AND CASH EQUIVALENTS**

Cash and cash equivalents at December 31, 2007 include funds in a checking account and a U.S. Treasury bill carried at $599,887, including interest earned to date. This debt security has an original maturity date of January 3, 2008. It is classified as held to maturity. For purposes of the statement of cash flows, the Organization considers all highly liquid investments with maturities of three months or less to be cash equivalents. $500,000 of the U. S. Treasury bill is collateralized as restricted cash (see note 3) and is therefore excluded from cash and cash equivalents.

8 - **CONCENTRATIONS OF CREDIT RISK**

Under the Fortis clearing agreement, Fortis acts as principal in all transactions arranged by the Company. The Company solicits purchase and sales orders from Fortis authorized customers and earns revenue from the execution of the orders. These services are offered on an international basis. As such, the company is susceptible to credit risk on accounts held with Fortis. At December 31, 2007, the aggregate carrying value of accounts held with Fortis was $827,689. Revenues generated from Fortis for the year ended December 31, 2007 were $1,857,630.

SUPPLEMENTARY INFORMATION

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$	720,047
Less nonallowable assets:		
A/R >30days outstanding		1,804
Prepaid expenses		13,009
Fixed assets, net		1,207
		16,020
Net capital before haircuts on securities positions		704,027
Haircuts on securities		-
Net capital	$	704,027

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	13,193
Minimum dollar net capital requirement	$	100,000
Net capital requirement (greater of above two amounts)	$	100,000
Excess net capital	$	604,027
Excess net capital at 1000%	$	684,238

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition	$	197,891
Percentage of aggregate indebtedness to net capital		29%

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2007

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2007

Not applicable

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2007

Per original filing	$	696,567
Audit adjustments		
To reverse accrual of miscellaneous expenses		7,460
Per this filing	$	704,027

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
SIPC SUPPLEMENTAL REPORT
DECEMBER 31, 2007

An exemption from filing the SIPC Supplemental Report is claimed
as SIPC has suspended assessments based on operating revenues

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)

REPORT ON INTERNAL
CONTROL STRUCTURE

DECEMBER 31, 2007



Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Member
Government Perspectives, LLC
(A Limited Liability Company)

In planning and performing our audit of the financial statements and supplemental schedules of Government Perspectives, LLC (A Limited Liability Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including considerations of control activities for safeguarding securities. This study tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

417 Montgomery Street
Suite 910
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

www.scottbpricecpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, National Association of Securities Dealers, Inc., the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scott B. Price
Certified Public Accountant
San Francisco, California

February 19, 2008


END